		Exhibit 99(a)
HSBC Finance Corporation HSBC Home Equity Loan Trust 2005-1

Original Principal Class A	716,500,000.00
Number of Class A Notes (000's)	716,500.00
Original Principal Class M	202,350,000.00
Number of Class M Notes (000's)	202,350.00
		2005
Payment Date		Totals
Days in Accrual Period

CLASS A
Class A Principal Payment		186,056,930.13
Class A Interest Payment		12,284,083.99

CLASS M
Class M Principal Payment		52,545,177.67
Class M Interest Payment		3,677,240.03